UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Dewi ---------------------------------------------------- (Signature) Dewi Acting VP Investor Relations

Date: August 8, 2018

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Telkom Merah Putih Satellite has been successfully launched today at August 7, 2018 from SLC 40 Cape Canaveral Air Force Station, Florida, USA. Merah Putih Satellite will take orbital position of 108 degrees East Longitude.

Nomor: TEL.155/LP 000/COP-I5000000/2018

Jakarta, August 8, 2018

Dewan Komisioner Otoritas Jasa Keuangan

Up. Kepala Eksekutif Pengawas Pasar Modal

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re: Merah Putih Satellite Successfully Launched

Dear Sir,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No. 31/POJK.04/2015 related to information disclosure for public company, we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk
Business Sector	:	Telecommunication
Telephone	:	(+6221) 5215109
Facsimile	:	(+6221) 5220500
E-mail	:	investor@telkom.co.id

1.	Information or material facts	Merah Putih Satellite Successfully Launched
2.	Date	August 7, 2018
3.	Description

PT Telkom Indonesia (Persero) Tbk ("Telkom") announces that Telkom Merah Putih Satellite has been successfully launched today at August 7, 2018 from SLC 40 Cape Canaveral Air Force Station, Florida, USA. Merah Putih Satellite will take orbital position of 108 degrees East Longitude. Merah Putih Satellite manufactured by Commercial Satellite Maker Company from USA called Space System Loral (SSL) and launched by SpaceX, USA’s Satellite Launcher Company.

Merah Putih Satellite carries 60 active transponders which consist of 48 C-Band and 12 Extended C-Band that cover the whole Indonesia, South East Asia, and South Asia. This satellite is expected to fulfill national demand for transponders as complementary infrastructure needed to reach areas with archipelagic topography like Indonesia. Merah Putih Satellite will have a significant role in providing broadband communication services in areas that cannot be reached by fiber optic technology or any other communication system.

4.	The impact of events	Merah Putih Satellite will strengthen Telkom Group’s international business arm and support the Company in becoming a strong global digital telco company.

Thank you for your kind attention.

Best Regards,

/s/ Dewi

Dewi

Acting VP Investor Relations

For further information please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk

Tel.	62-21-5215109
Fax.	62-21-5220500
E-mail	investor@telkom.co.id
Website	www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.